Diamond Foods, Inc.
1050 South Diamond Street
Stockton, CA 95205-7087
(209) 467-6000

June 14, 2005

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549-0405

Attention:	H. Roger Schwall
Division of Corporation Finance

Re:	Diamond Foods, Inc.
Form S-4 filed March 25, 2005
Registration No. 333-123574

Acceleration Request

Requested Date: June 16, 2005
Requested Time: 5:00 p.m. E.D.T.

Ladies and Gentlemen:

     Diamond Foods, Inc. (the “Registrant”) hereby requests that the Securities and Exchange Commission (the “Commission”) take appropriate action to declare effective the above-captioned Registration Statement on Form S-4 at the “Requested Date” and “Requested Time” set forth above, or as soon thereafter as practicable.

     The Registrant hereby acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Registrant may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

Diamond Foods, Inc.
By:	/s/ Michael J. Mendes
Michael J. Mendes
President/CEO